SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 21, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

Enclosures:

Nokia stock exchange release dated March 21, 2019: Nokia has filed its annual Form 20-F for 2018 with the U.S. Securities and Exchange Commission and published its “Nokia in 2018” annual report

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Nokia has filed its annual Form 20-F for 2018 with the U.S. Securities and Exchange Commission and published its “Nokia in 2018” annual report

Nokia Corporation

Stock Exchange Release

March 21, 2019 at 21:30 (CET +1)

Nokia has filed its annual Form 20-F for 2018 with the U.S. Securities and Exchange Commission and published its “Nokia in 2018” annual report

Espoo, Finland - Nokia has today filed its annual Form 20-F for 2018 with the U.S. Securities and Exchange Commission. Additionally, Nokia has published its “Nokia in 2018” annual report, which includes audited financial statements, the annual review by the Board of Directors and Nokia’s corporate governance statement.

The Form 20-F and “Nokia in 2018” reports will be available in PDF format at https://www.nokia.com/about-us/investors/reports-and-filings/, along with Nokia’s past quarterly and annual financial reports. Shareholders may request a hard copy of the reports free of charge through Nokia’s website. The corporate governance statement is available also at https://www.nokia.com/about-us/investors/corporate-governance/.

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 5.7 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity.

nokia.com.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2019	Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal